EXHIBIT VI


FOR IMMEDIATE RELEASE

Investor Contact:                       Media Contact:
Thomas G. Cavanagh                      Lowell B. Weiner
(201) 660-5706                          (201) 660-5013


AMERICAN HOME PRODUCTS CORPORATION ACQUIRES GENETICS INSTITUTE, BROADENING RESEARCH OPPORTUNITIES IN BIOTECHNOLOGY


MADISON, N.J., December 17, 1996 -- American Home Products Corporation (NYSE:
AHP) announced that it has given notice today of the exercise of its option to purchase the outstanding capital stock of Genetics Institute, Inc. (NASDAQ:
GENIZ) that it does not own.

Under the terms of the 1992 agreement under which AHP initially acquired a 60% interest in Genetics Institute, AHP was granted the option to acquire the remaining equity interest at prices which escalated to the current exercise price of $85 per share. The amount to be paid for the approximately 40% interest that AHP does not currently own, plus amounts to be paid in respect of outstanding options, is approximately $1 billion net of acquired cash and marketable securities.

Genetics Institute will become a separate subsidiary of AHP and will report to Mr. Fred Hassan, Executive Vice President in charge of its Worldwide Pharmaceutical and Medical Device Operations. Gabriel Schmergel, President and CEO of Genetics Institute, will retire in January 1997 after which he will enter into a consulting arrangement with the Company. Patrick Gage, Ph. D., currently Chief Operating Officer of Genetics Institute will succeed Mr. Schmergel as President. Certain key management and scientific staff at Genetics Institute have signed employment agreements which provide, among other things, for continued employment for three years and non-competition covenants for up to 18 months following termination.

According to John R. Stafford, Chairman, President and Chief Executive Officer of AHP, "In 1992, we recognized the potential in Genetics Institute to be a premier biotechnology company and the need to have biotechnology capabilities in order to be a top-tier pharmaceutical company. The completion of our acquisition recognizes the success of our strategy and the emergence of Genetics Institute as a world class biotechnology company. This action also will permit the coordination of our Wyeth-Ayerst Research efforts with those of Genetics Institute. From a financial point of view, our decision is based on our belief that the initial minimal dilution in earnings will be overcome by the commercialization of innovative and profitable biotechnology products, as well as the improved environment for scientific and commercial interchange with other units of AHP that are involved with biotechnology."

Gabriel Schmergel, President and CEO of Genetics Institute, stated, "AHP's exercise of its option is the strongest possible endorsement of the organization and prospects of Genetics Institute. We are extremely impressed by the way AHP has managed its majority ownership over the past five years and are confident of our continued success within the AHP family."

Dr. Gage stated, "Genetics Institute will submit its Biological License Application on Neumega (IL-11), for stimulating the growth of platelets, before the end of the year and has recently received a unanimous recommendation for approval from a FDA medical advisory committee for BeneFix coagulation factor IX (recombinant), a blood clotting therapy used to treat Hemophilia B."

The effect of the acquisition will be to reduce projected 1997 earnings per share of AHP by less than 3%. Of the approximately $1.25 billion gross purchase price, approximately $700 million will be written-off in 1996 as purchased research and development and $300 million recorded as goodwill. This one time charge will offset the gain to be reflected in the fourth quarter related to the sale of an 80% interest in its food products business.

The effective date of the exercise will be December 31, 1996.
Holders of Genetics Institute Depositary Shares will receive notification from the First National Bank of Boston, acting as Depositary, stating where receipts for Depositary Shares should be surrendered for payment and enclosing a form of letter of transmittal to be submitted with the shares.


Genetics Institute is a leading biopharmaceutical firm engaged in the discovery, development and commercialization of human pharmaceuticals through recombinant DNA and other technologies. The company has a diversified portfolio of licensed and proprietary pharmaceutical products at various stages of development, including treatments for anemia, hemophilia, cancer, bone damage, infectious disease, inflammatory conditions and immune system disorders.

American Home Products is one of the world s largest research-based pharmaceutical and health care products companies and is a leading developer, manufacturer and marketer of prescription drugs and over-the-counter medications. It is also a leader in vaccines, biotechnology, animal health care, medical devices and crop protection products.

The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties including, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development and commercialization, the impact of competitive products, patent, product liability and third party reimbursement risks associated with the pharmaceutical industry, and the other risks and uncertainties detailed from time to time in AHP's periodic reports, including quarterly reports on Form 10-Q and the annual report on Form 10-K, filed with the Securities and Exchange Commission. Actual results may differ from the forward-looking statements.
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